FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2014

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending

June 30, 2014

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended June 30, 2014 of Videotron Ltd.

QUARTERLY REPORT

2014 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six-month Period

January 1, 2014 – June 30, 2014

August 1, 2014

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2014 and 2013

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or the “Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet service and telephony services provider in the Province of Québec. Videotron’s primary sources of revenue include: subscriptions for cable television, cable Internet access, cable and mobile telephony services.

The following Management Discussion and Analysis covers the Corporation’s main activities in the second quarter of 2014 and the major changes from the previous financial year.

All amounts are stated in Canadian dollars unless otherwise indicated. This Management Discussion should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2013 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>. Due to rounding, minor differences may exist between amounts shown in this MD&A and the condensed consolidated financial statements.

HIGHLIGHTS SINCE MARCH 31, 2014

•	During the second quarter of 2014, revenues grew by 3.1%, adjusted operating income grew by 3.3% and ARPU grew by 5.4%, all compared to the second quarter of 2013.

•

Net additions of 5,300 revenue generating units (RGUs) in the second quarter of 2014 (representing the sum of our cable television, cable Internet, Internet over wireless, cable telephony subscribers, and mobile telephony lines), compared with 13,000 net RGUs added in the same quarter of 2013. Total RGUs were 5,044,700 as of June 30, 2014.

•	As of June 30, 2014, 551,300 lines were activated on our mobile telephony services, an increase of 29,700 (5.7%) in the quarter and a year-over-year increase of 100,200 (22.2%).

•

On June 5, 2014, Videotron announced a completely revamped and transformed illico iPad application that will change how our customers access and browse television programming. This application features a customizable, intuitive interface that organizes titles by themes categories, enabling users to quickly and easily find their favourite content in the illico catalogue.

•

On May 28, 2014, Videotron announced a new generation Wi-Fi router that supports the latest wireless technology. This state-of-the-art router, available exclusively to Videotron customers, is the first to be offered to consumers and businesses by a major Internet service provider.

•

On April 9, 2014, the Corporation announced the closing of its issuance and sale of US$600.0 million aggregate principal amount of 5.375% Senior Notes, due in June 2024 (the “2024 Notes”) for a net proceed of $654.5 million, net of financing fees of $7.8 million. Videotron has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency swaps, while converting the interest rate from a fixed rate to a floating rate on US$158.6 million principal amount of the Senior Notes. Videotron used the proceeds of this issuance to redeem, on April 24, 2014, US$260.0 million in aggregate principal amount of its outstanding 9.125% Senior Notes due in April 2018, to repay drawings under its revolving credit facility, to pay transaction fees and expenses and intends to use the remainder for general corporate purposes.

•

On April 3, 2014, Industry Canada issued to the Corporation seven 700 MHz spectrum licences in Canada’s four most populous provinces. The operating licences, acquired for $233.3 million, cover the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, for a total covered population of more than 28 million persons. Ownership of these licenses enhances Videotron’s ability to maintain a leading edge, high capacity wireless network in Québec and in the Ottawa region, and provides Videotron with a number of options to maximize the value of its investment in Ontario, Alberta and British Columbia.

MANAGEMENT DISCUSSION AND ANALYSIS

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income and average monthly revenue per user (“ARPU”) are not calculated in accordance with, or recognized by International Financial Reporting Standards (“IFRS”). The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

The Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain or loss on valuation and translation of financial instruments, gain or loss on debt refinancing, restructuring of operations and other special items, income taxes and discontinued operations. Adjusted operating income as defined above is not a measure of results that is recognized under IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues. Measures like adjusted operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below presents a reconciliation of adjusted operating income to net income as presented in our condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of dollars)

Three-month period ended June 30			Six-month period ended June 30
	2014	2013	2014	2013
Adjusted operating income	$331.1	$320.4	$665.7	$633.1
Amortization	(147.1)	(137.8)	(293.2)	(273.3)
Financial expenses	(42.1)	(47.0)	(84.6)	(92.9)
Loss on valuation and translation of financial instruments	(1.4)	(133.3)	(0.4)	(136.7)
Loss on debt refinancing	–	(18.9)	(21.4)	(18.9)
Restructuring of operations and other special items	(0.3)	(0.5)	(0.5)	(0.5)
Income tax (expense) recovery	(21.8)	15.8	(39.5)	(8.1)
Income from discontinued operations	–	39.1	–	41.1
Net income	$118.4	$37.8	$226.1	$143.8

MANAGEMENT DISCUSSION AND ANALYSIS

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Analysis of Consolidated Results of Videotron

2014/2013 Second Quarter Comparison

Customer statistics

Cable television – The combined customer base for cable television services decreased by 17,100 (0.9%) in the second quarter of 2014 (compared with a decrease of 16,800 (0.9%) in the second quarter of 2013). As of June 30, 2014, our cable network had a household penetration rate (number of subscribers as a proportion of the 2,759,600 total homes passed) of 65.0% compared with 67.3% a year earlier.

•

The number of subscribers to illico Digital TV stood at 1,529,700 at the end of the second quarter of 2014, a decrease of 3,000 or 0.2 % during the period (compared with an increase of 1,700 (0.1%) in the second quarter of 2013) and a year-over-year increase of 27,700 (1.8%). As of June 30, 2014, 85.3% of our cable television customers were subscribers to our illico Digital TV services, compared with 82.0% as of June 30, 2013. Illico Digital TV had a household penetration rate of 55.4% at the end of June 2014, compared with 55.1% as of June 30, 2013.

•

The customer base for analog cable television services decreased by 14,100 (5.1%) in the second quarter of 2014 (compared with a decrease of 18,500 customers (5.3%) in the second quarter of 2013) and year-over-year decrease of 66,100 (20.0%).

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,415,600 at the end of the second quarter of 2014, a decrease of 3,600 (0.3%) in the quarter (compared with a decrease of 1,900 (0.1%) during the second quarter of 2013) and a year-over-year increase of 20,200 (1.4%). As of June 30, 2014, cable Internet access services had a household penetration rate of 51.3%, compared with 51.2% as of June 30, 2013.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,276,200 at the end of the second quarter of 2014, a decrease of 4,200 (0.3%) in the quarter (compared with an increase of 700 (0.1%) in the same quarter of 2013) and a year-over-year increase of 1,500 (0.1%). As of June 30, 2014, the cable telephony service had a household penetration rate of 46.2%, compared with 46.8% as of June 30, 2013.

Mobile telephony service – As of June 30, 2014, 551,300 lines were activated on our mobile telephony service, an increase of 29,700 (5.7%) in the quarter (compared with an increase of 30,200 (7.2%) in the same quarter of 2013) and a year-over-year increase of 100,200 (22.2%).

MANAGEMENT DISCUSSION AND ANALYSIS

Table 2

End-of-quarter customer numbers

(in thousands of customers)

	June 14	March 14	Dec. 13	Sept. 13	June 13	March 13	Dec. 12	Sept.12
Cable television:
Analog	264.3	278.4	293.7	312.8	330.4	348.9	370.4	395.1
Digital	1,529.7	1,532.7	1,531.4	1,517.6	1,502.0	1,500.3	1,484.6	1,457.8
Total cable television	1,794.0	1,811.1	1,825.1	1,830.4	1,832.4	1,849.2	1,855.0	1,852.9
Cable Internet	1,415.6	1,419.2	1,418.3	1,408.2	1,395.4	1,397.3	1,387.7	1,369.6
Internet over wireless	7.6	7.1	7.2	7.1	7.8	7.0	7.1	7.4
Cable telephony	1,276.2	1,280.4	1,286.1	1,281.2	1,274.7	1,274.0	1,264.9	1,249.7
Mobile telephony (in thousands of lines)	551.3	521.6	503.3	478.0	451.1	420.9	402.6	378.3

Revenue generating units (RGUs)	5,044.7	5,039.4	5,040.0	5,004.9	4,961.4	4,948.4	4,917.3	4,857.9

Revenues: $695.2 million, an increase of $20.7 million (3.1%) compared with the second quarter of 2013.

Combined revenues from cable television services decreased by $2.4 million (0.9%) to $269.0 million mainly due to a decrease in pay-per-view demand.

Revenues from Internet access services increased by $10.5 million (5.1%) to $214.5 million mainly due to an increase in overage fees, higher revenues from wholesale access and customer growth.

Revenues from the cable telephony service decreased by $1.4 million (1.2%) to $118.1 million mainly due to a decrease in long-distance call revenues.

Revenues from the mobile telephony service increased by $13.7 million (25.8%) to $66.8 million essentially due to customer growth.

Revenues from business solutions were stable at $16.0 million.

Revenues from sales of customer premises equipment increased by $0.7 million (8.4%) to $9.0 million mainly due to mobile devices.

Other revenues decreased by $0.5 million (20.3%) to $1.8 million.

Monthly combined ARPU: $123.61 in the second quarter of 2014, compared with $117.24 in the same quarter of 2013, an increase of $6.37 (5.4%). This growth is mainly explained by an increase in customers subscribing to two or more services and price increases in television and Internet services.

Adjusted operating income: $331.1 million in the second quarter of 2014, an increase of $10.7 million (3.3%) compared to the same quarter of 2013.

•	This increase was primarily due to:

•	revenue increase, as detailed above; and

•	decrease in employee costs.

Partially offset by:

•	non-recurring adjustments recorded in the second quarter of 2013 mainly related to CRTC licence fees;

•	increase in marketing costs; and

•	increase in losses on the sale of mobile devices. The acquisition cost per new subscriber connection on our 4G network is $469.

MANAGEMENT DISCUSSION AND ANALYSIS

Employee costs, expressed as a percentage of revenues: 12.2% in the second quarter of 2014 compared with 13.1% in the same quarter of 2013.

•	Employee costs as a proportion of revenues slightly decreased primarily due to:

•	increase in employee costs capitalized to fixed assets and intangible assets, mostly related to the modernization and expansion of our wireline and wireless networks.

Purchase of goods and services, expressed as a percentage of revenues: 40.2% in the second quarter of 2014 compared with 39.4% in the same quarter of 2013.

•	Purchase of goods and services as a proportion of revenues increased, primarily due to:

•	non-recurring adjustments recorded in the second quarter of 2013 mainly related to CRTC licence fees.

Amortization charge: $147.1 million, an increase of $9.3 million (6.7%) compared with the same quarter of 2013.

•	The increase was mainly due to:

•	amortization of illico Digital TV set-top boxes following the continuing success of our rental program; and

•	increase in fixed assets, mostly related to the modernization and expansion of our wireline and wireless networks.

Financial expenses (primarily comprised of interest on long-term debt): $42.1 million in the second quarter of 2014, a decrease of $4.9 million (10.4%) compared with the same quarter of 2013.

•	The decrease was mainly due to:

•	$2.2 million decrease in interest expenses, mainly due to a lower average interest rate on our indebtedness;

•	$1.0 million decrease in losses on foreign currency translation of short-term monetary items; and

•	$0.7 million decrease in the interest cost on defined benefit plans.

Gain or loss on valuation and translation of financial instruments: $1.4 million loss in the second quarter of 2014, compared with a $133.3 million loss in the same quarter of 2013, a favourable variance of $131.9 million.

•

The change was mainly due to the variance in the fair value of early settlement options caused by fluctuations in valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments, and to the loss on reversal of embedded derivatives upon debt redemption in the second quarter of 2013.

Income tax expense: $21.8 million expense (effective tax rate of 15.6%) in the second quarter of 2014, compared with a recovery of $15.8 million (effective tax rate of 92.1%) in the same quarter of 2013.

•	The increase of $37.6 million was mainly due to:

•	$42.3 million related to an increase in taxable income; and

•	$0.6 million related to non-taxable items, items deductible at a lower tax rate, and other items.

Partially offset by:

•	$5.3 million decrease due to tax consolidation arrangements with our parent corporation and affiliated corporations.

MANAGEMENT DISCUSSION AND ANALYSIS

Net income attributable to shareholder: $118.4 million, an increase of $80.6 million (213.5%).

•	The increase was mainly due to:

•	$131.9 million favourable variance in loss on valuation and translation of financial instruments;

•	$18.9 million decrease in loss on debt refinancing;

•	$10.7 million increase in adjusted operating income;

•	$4.9 million decrease in financial expenses; and

•	$0.2 million decrease in restructuring of operations and other special items.

Partially offset by:

•	$39.1 million decrease in income from discontinued operations;

•	$37.6 million increase in income taxes; and

•	$9.3 million increase in amortization charges.

2014/2013 Year-to-date Comparison

Revenues: $1,387.9 million, an increase of $52.4 million (3.9%) compared with the same period of 2013.

Combined revenues from cable television services decreased by $1.5 million (0.3%) to $541.9 million mainly due to a decrease of combined customer base for cable television services, as detailed above.

Revenues from Internet access services increased by $24.1 million (6.0%) to $426.5 million mainly due to customer growth, increase in overage fees and higher revenues from wholesale access.

Revenues from cable telephony service increased by $0.9 million (0.4%) to $236.1 million mainly due to a price increase in basic services partially offset by a decrease in long-distance call revenues.

Revenues from mobile telephony services increased by $25.4 million (24.7%) to $128.4 million essentially due to customer growth.

Revenues from business solutions increased by $0.9 million (2.8%) to $32.7 million.

Revenues from sales of customer premises equipment increased by $2.5 million (16.6%) to $17.8 million mainly due to mobile devices.

Other revenues increased by $0.2 million (4.5%) to $4.6 million.

Monthly combined ARPU: $122.66 for the six-month period of 2014, compared with $115.86 in the same period of 2013, an increase of $6.80 (5.9%). This growth is mainly explained by an increase in customers subscribing to two or more services and price increases in television and Internet services.

Adjusted operating income: $665.7 million for the six-month period of 2014, an increase of $32.6 million (5.1%) compared to the same period of 2013.

•	This increase was primarily due to:

•	revenue increase, as detailed above; and

•	decrease in employee costs.

Partially offset by:

•	non-recurring adjustments recorded in the second quarter of 2013 mainly related to CRTC licence fees;

•	increase in marketing costs; and

•	increase in losses on the sale of mobile devices. The acquisition cost per new subscriber connection on our 4G network is $469.

MANAGEMENT DISCUSSION AND ANALYSIS

Employee costs, expressed as a percentage of revenues: 12.4% for the six-month period of 2014 compared with 13.2% in the same period of 2013.

•	Employee costs as a proportion of revenues slightly decreased primarily due to:

•	Increase in employee costs capitalized to fixed assets and intangible assets, mostly related to the modernization and expansion of our wireline and wireless networks.

Purchase of goods and services, expressed as a percentage of revenues: 39.6% for the six-month period of 2014 compared with 39.4% in the same period of 2013.

•	Purchase of goods and services as a proportion of revenues increased, primarily due to:

•	non-recurring adjustments recorded in the second quarter of 2013 mainly related to CRTC licence fees.

Amortization charge: $293.2 million, an increase of $19.9 million (7.3%) compared with the same period of 2013.

•	The increase was mainly due to:

•	amortization of illico Digital TV set-top boxes following the continuing success of our rental program; and

•	increase in fixed assets, mostly related to the modernization and expansion of our wireline and wireless networks.

Financial expenses (primarily comprised of interest on long-term debt): $84.6 million in the first six months of 2014, a decrease of $8.3 million (8.9%) compared with the same period of 2013.

•	The decrease was mainly due to:

•	$4.5 million decrease in interest expenses, mainly due to a lower average interest rate on our indebtedness; and

•	$1.5 million decrease in the interest cost on defined benefit plans.

Gain or loss on valuation and translation of financial instruments: $0.4 million loss in the first six months of 2014, compared with a $136.7 million loss in the same period of 2013, a favourable variance of $136.3 million.

•

The change was mainly due to the variance in the fair value of early settlement options caused by fluctuations in valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments, and to the favourable variation on loss on reversal of embedded derivatives upon debt redemption.

Income tax expense: $39.5 million (effective tax rate of 14.9%) in the first six months of 2014, compared with $8.1 million (effective tax rate of 7.3%) in the same period of 2013.

•	The increase of $31.4 million was mainly due to:

•	$41.6 million related to an increase in taxable income; and

•	$1.6 million related to non-taxable items, items deductible at a lower tax rate, and other items.

Partially offset by:

•	$11.8 million decrease due to tax consolidation arrangements with our parent corporation and affiliated corporations.

MANAGEMENT DISCUSSION AND ANALYSIS

Net income attributable to shareholder: $226.0 million, an increase of $82.4 million (57.3%).

•	The increase was mainly due to:

•	$136.3 million favourable variance in loss on valuation and translation of financial instruments;

•	$32.6 million increase in adjusted operating income; and

•	$8.3 million decrease in financial expenses.

Partially offset by:

•	$41.1 million decrease in income from discontinued operations;

•	$31.4 million increase in income taxes;

•	$19.9 million increase in amortization charge; and

•	$2.5 million increase in loss on debt refinancing.

MANAGEMENT DISCUSSION AND ANALYSIS

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as an analysis of our financial position as of the balance sheet date.

Operating Activities

Second quarter 2014

Cash flows provided by operating activities: $281.8 million in the second quarter of 2014, compared with $243.1 million in the same quarter of 2013, an increase of $38.7 million (15.9%).

•	The increase was mainly due to:

•

$18.4 million favourable variance in non-cash balances related to operations, mainly due to a $23.0 million increase in accounts payable and a $16.1 million decrease in inventories; partially offset by a $18.8 million decrease in income tax payable and a $7.2 million unfavourable net variation in accounts receivable and payable to affiliated corporations;

•	$10.7 million increase in adjusted operating income;

•	$3.4 million decrease in cash financial expenses;

•	$3.0 million decrease in current income tax expenses; and

•	$3.2 million favourable variance on other items.

Year to date

Cash flows provided by operating activities: $462.0 million in the first half of 2014, compared with $416.0 million in the same period of 2013, an increase of $46.0 million (11.1%).

•	The increase was mainly due to:

•	$32.6 million increase in adjusted operating income;

•	$20.4 million decrease in current income tax expenses;

•	$6.3 million decrease in cash financial expenses; and

•	$3.4 million favourable variance on other items.

Partially offset by:

•

$16.7 million unfavourable variance in non-cash balances related to operations, mainly due to a $82.1 million decrease in income taxes payable; partially offset by a $30.5 million decrease in inventories, a $16.5 million increase in accounts payable and accrued charges, a $8.9 million decrease in prepaid expenses and a $6.4 million favourable net variation in accounts receivable and payable to affiliated corporations.

Working capital: Negative $161.3 million as of June 30, 2014 compared with negative $195.4 million as of December 31, 2013. The difference mainly reflects the impact of settlement of the derivative financial instruments due in January 2014, the decrease in accounts payable and accrued charges and the decrease in income taxes payable, partially offset by a decrease in cash and cash equivalents, partly due to the acquisition of 700 MHz operating licences.

MANAGEMENT DISCUSSION AND ANALYSIS

Investing Activities

Second quarter 2014

Additions to fixed assets: $155.9 million in the second quarter of 2014, compared with $126.8 million in the same quarter of 2013. The increase is mainly explained by investments recently made on our upcoming LTE network and our Internet infrastructure.

Additions to intangible assets: $186.1 million in the second quarter of 2014, compared with $10.6 million in the same quarter of 2013. In 2014, the Corporation acquired 700 MHz operating licenses, for which a payment of $170.7 million was made during the second quarter of 2014.

Net proceeds from business disposal: In the second quarter of 2013, $45.3 million net proceeds from the sale of the specialized web sites jobboom.com and reseaucontact.com.

Year to date

Additions to fixed assets: $299.0 million in the first half of 2014 compared with $272.3 million in the same period of 2013. The increase is mainly explained by investments recently made on our upcoming LTE network and our Internet infrastructure.

Additions to intangible assets: $255.0 million in the first half of 2014, compared with $23.6 million in the same period of 2013. In 2014, the Corporation acquired 700 MHz operating licenses, for which total payments of $217.4 million were made during the first half of 2014. The variance is also due to various software upgrade projects and licence purchases during the first half of 2014, in addition to the development of our LTE technology platform.

Net proceeds from business disposal: In the first half of 2013, $45.3 million net proceeds from the sale of the specialized web sites jobboom.com and reseaucontact.com.

Financing Activities

Consolidated debt (long-term debt plus bank indebtedness): $363.6 million increase during the first half of 2014.

•	Summary of debt increases during the first half of 2014:

•

issuance, on April 9, 2014, of US$600.0 million aggregate principal amount of Senior Notes for net proceeds of $654.5 million, net of financing fees of $7.8 million. The Notes bear interest at 5.375% per annum and mature on June 15, 2024.

•	Summary of debt reductions during the same period:

•	redemption and retirement, on April 24, 2014, of US$260.0 million aggregate principal amount of 9.125% Senior Notes due in April 2018;

•	$8.4 million favourable impact of exchange rate fluctuations; and

•	repayment of $5.4 million of borrowings under a bank credit facility.

Dividends: Net increase of $8.3 million in cash distributions to our parent corporation in the first six months of 2014 compared with the same period of 2013.

Assets and liabilities related to derivative financial instruments: Net liability of $63.3 million as of June 30, 2014, compared with a net liability of $163.9 million as of December 31, 2013, a $100.6 million favourable variance.

•	The variance was mainly due to:

•	settlement of the hedging contracts due in January 2014.

Partially offset by:

•	unfavourable net impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Position as of June 30, 2014

Net available liquid assets: $677.3 million for the Corporation and its wholly owned subsidiaries, consisting of $102.6 million in cash and cash equivalents and $574.7 million in unused availabilities under credit facilities.

Consolidated debt (long-term debt plus bank indebtedness): $2,762.7 million as of June 30, 2014, an increase of $363.6 million; $100.6 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of June 30, 2014, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 3

Mandatory debt repayments on Videotron’s long-term debt

Twelve-month period ending June 30

(in millions of dollars)

2015	$10.7
2016	197.4
2017	10.7
2018	90.1
2019	–
2020 and thereafter	2,493.8
Total	$2,802.7

The weighted average term of Videotron’s consolidated debt was approximately 7.8 years as of June 30, 2014 (6.9 years as of December 31, 2013). The debt consisted of approximately 92.2% fixed-rate debt (83.6% as of December 31, 2013) and 7.8% floating-rate debt (16.4% as of December 31, 2013).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our wireline and wireless networks, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries.

Distributions to our shareholder: We paid $365.0 million in dividends to our shareholder, Quebecor Media, in the first half of 2014, compared with total cash distributions of $356.8 million in the same period of 2013.

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Balance Sheets as of June 30, 2014

Table 4

Consolidated Balance Sheets of Videotron

Analysis of significant variances between June 30, 2014 and December 31, 2013

(in millions of dollars)

	June 30, 2014	December 31, 2013	Variance	Variance detail
Assets

Cash and cash equivalents	$104.0	$322.5	$(218.5)	Cash outflows related to investing and financing activities, less inflows provided by operating activities

Intangible assets	835.2	640.0	195.2	Acquisition of 700 MHz spectrum licences, partially offset by amortization of AWS spectrum licences
Liabilities

Accounts payable and accrued charges	299.6	408.6	(109.0)	Impact of current variances in activity

Income taxes	34.0	84.5	(50.5)	Impact of income tax payments, partially offset by income tax expense

Derivative financial instruments[1]	63.3	163.9	(100.6)	See “Financing Activities” above

Long-term debt, including short-term portion	2,762.7	2,399.1	363.6	See “Financing Activities” above

[1]	Current and long-term liabilities less long-term assets

MANAGEMENT DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of June 30, 2014, our material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments.

Table 5 below shows a summary of our contractual obligations.

Table 5

Contractual obligations of the Corporation

Payments due by period as of June 30, 2014

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]
Accounts payable and accrued charges	$299.6	$299.6	$–	$–	$–
Amounts payable to affiliated corporations	48.2	48.2	–	–	–
Bank credit facility	42.9	10.7	21.5	10.7	–
6 3/8% Senior Notes due December 15, 2015	186.6	–	186.6	–	–
9 1/8% Senior Notes due April 15, 2018	79.4	–	–	79.4	–
7 1/8% Senior Notes due January 15, 2020	300.0	–	–	–	300.0
6 7/8% Senior Notes due July 15, 2021	300.0	–	–	–	300.0
5% Senior Notes due July 15, 2022	853.6	–	–	–	853.6
5 3/8% Senior Notes due June 15, 2024	640.2	–	–	–	640.2
5 5/8% Senior Notes due June 15, 2025	400.0	–	–	–	400.0
Interest payments[2]	1,285.4	136.4	316.3	300.6	532.1
Derivative financial instruments[3]	46.1	4.6	28.7	44.7	(31.9)
Lease commitments	170.8	34.1	48.0	36.5	52.2
Services and capital equipment commitments	311.9	64.6	86.4	56.2	104.7

Total contractual cash obligations	$4,964.7	$598.2	$687.5	$528.1	$3,150.9
[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation, the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates as of June 30, 2014.

[3]	Estimated future disbursements, net of receipts, related to foreign exchange hedging using derivative financial instruments.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

In the second quarter of 2014, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $21.2 million ($19.3 million in the same quarter of 2013), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $3.0 million ($3.3 million in the same quarter of 2013).

During the first six months of 2014, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $41.9 million ($36.2 million in the same period of 2013), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $6.0 million ($6.2 million in the first six months of 2013). These transactions were concluded and accounted for at the settlement amount.

MANAGEMENT DISCUSSION AND ANALYSIS

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost basis.

In the second quarter of 2014, Videotron incurred management fees of $11.3 million ($11.2 million in the second quarter of 2013) with its parent corporation. During the first six months of 2014, Videotron incurred management fees of $22.7 million ($22.5 million in the first six months of 2013).

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued charges, provisions, long-term debt, and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreing exchange fluctuations and interest rate fluctuations.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2014 and December 31, 2013 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	June 30, 2014		December 31, 2013
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(2,802.7)	$(2,914.6)	$(2,438.5)	$(2,486.0)
Derivative financial instruments
Early settlement options	11.1	11.1	11.8	11.8
Foreign exchange forward contracts[3]	(0.5)	(0.5)	1.8	1.8
Cross-currency interest rate swaps[3]	(62.8)	(62.8)	(165.7)	(165.7)
[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.

[2]	The fair value of long-term debt excludes the fair value of early settlement options, presented separately in the table.

[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

The gain or loss on valuation and translation of financial instruments for the three months and six months ended June 30, 2014 and 2013 is summarized in the following table.

Table 7

Gain or loss on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
(Gain) loss on embedded derivatives	$(0.2)	$67.4	$(0.3)	$70.6
Loss (gain) on reversal of embedded derivative upon debt redemption	–	67.0	(0.6)	67.0
Loss on derivative financial instruments for which hedge accounting is not used	3.3	0.4	3.0	0.6
Gain on the ineffective portion of fair value hedge	(1.7)	–	(1.7)	–
Gain on the ineffective portion of cash flow hedges	–	(1.5)	–	(1.5)
	$1.4	$133.3	$0.4	$136.7

A gain of $0.4 million was recorded under other comprehensive income in the second quarter of 2014 in relation to cash flow hedging relationships (loss of $1.2 million in the same quarter of 2013). For the six months ended June 30, 2014, a loss of $3.7 million was recorded (loss of $12.2 million in the corresponding period of 2013).

The fair value of long-term debt in table 6 is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheet is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

Changes in Accounting Policies

On January 1, 2014, the Corporation adopted retrospectively IFRIC 21 – Levies, which clarifies the timing of accounting for a liability for outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment. The adoption of this interpretation did not have a material impact on the consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS

Cautionary Statement Regarding Forward-Looking Statement

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, our business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	new technologies that would change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the annual report on Form 20-F, under “Item 3. Key information – Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2014	2013	2014	2013
			(restated, note 6)		(restated, note 6)
Revenues
Cable television		$269,033	$271,409	$541,857	$543,362
Internet		214,481	203,980	426,455	402,402
Cable telephony		118,133	119,510	236,075	235,222
Mobile telephony		66,782	53,081	128,441	103,049
Business solutions		15,972	15,987	32,662	31,779
Equipment sales		9,022	8,330	17,812	15,276
Other		1,767	2,217	4,573	4,352
		695,190	674,514	1,387,875	1,335,442

Employee costs	3	84,975	88,060	172,114	176,251
Purchase of goods and services	3	279,153	266,061	550,057	526,090
Amortization		147,078	137,795	293,219	273,262
Financial expenses	4	42,092	47,007	84,580	92,913
Loss on valuation and translation of financial instruments	5	1,405	133,302	425	136,749
Loss on debt refinancing	8	–	18,912	21,403	18,912
Restructuring of operations and other special items		337	498	514	498
Income (loss) before income taxes		140,150	(17,121)	265,563	110,767

Income taxes
Current		21,277	24,232	32,521	52,954
Deferred		531	(40,002)	7,013	(44,815)
		21,808	(15,770)	39,534	8,139
Income (loss) from continuing operations		118,342	(1,351)	226,029	102,628
Income from discontinued operations		–	39,139	–	41,125

Net income		$118,342	$37,788	$226,029	$143,753
Net income (loss) from continuing operations attributable to
Shareholder		$118,350	$(1,390)	$226,027	$102,529
Non-controlling interests		(8)	39	2	99

Net income (loss) attributable to
Shareholder		$118,350	$37,749	$226,027	$143,654
Non-controlling interests		(8)	39	2	99

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2014	2013	2014	2013
			(restated, note 6)		(restated, note 6)
Net income		$118,342	$37,788	$226,029	$143,753
Other comprehensive income (loss):
Items that may be reclassified to income:
Cash flows hedges:
Gain (loss) on valuation of derivative financial instruments		417	(1,160)	(3,662)	(12,189)
Deferred income taxes		3,381	(2,010)	1,193	(2,321)
Reclassification to income:
(Gain) loss related to cash flow hedges	8	–	(6,516)	1,640	(6,516)
Deferred income taxes		–	199	(1,679)	199
		3,798	(9,487)	(2,508)	(20,827)
Comprehensive income		$122,140	$28,301	$223,521	$122,926

Comprehensive income (loss) attributable to
Shareholder		$122,148	$28,262	$223,519	$122,827
Non-controlling interests		(8)	39	2	99

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder
	Capital stock (note 9)	Retained earnings	Accumulated other comprehensive loss (note 11)	Equity attributable to non-controlling interests	Total equity

Balance as of December 31, 2012	$3,401	$788,894	$(19,026)	$1,037	$774,306

Net income	–	102,529	–	99	102,628

Other comprehensive loss	–	–	(20,827)	–	(20,827)

Dividends	–	(356,750)	–	(154)	(356,904)

Balance as of June 30, 2013	3,401	534,673	(39,853)	982	499,203

Net income	–	274,019	–	208	274,227

Other comprehensive income	–	–	30,744	–	30,744

Related party transaction (note 6)	–	22,953	–	–	22,953

Dividends	–	(5,130)	–	(247)	(5,377)
Balance as of December 31, 2013	3,401	826,515	(9,109)	943	821,750

Net income	–	226,027	–	2	226,029

Other comprehensive loss	–	–	(2,508)	–	(2,508)

Dividends	–	(365,000)	–	(155)	(365,155)

Balance as of June 30, 2014	$3,401	$687,542	$(11,617)	$790	$680,116

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

	Three months ended June 30			Six months ended June 30
	Note	2014	2013	2014	2013
			(restated, note 6)		(restated, note 6)

Cash flows related to operating activities
Net income from continuing operations		$118,342	$(1,351)	$226,029	$102,628
Adjustments for:
Amortization of fixed assets		119,764	111,023	239,004	219,994
Amortization of intangible assets		27,314	26,772	54,215	53,268
Loss on valuation and translation of financial instruments	5	1,405	133,302	425	136,749
Amortization of financing costs and long-term debt discount	4	1,122	1,464	2,407	2,905
Deferred income taxes		531	(40,002)	7,013	(44,815)
Loss on debt refinancing	8	–	18,912	21,403	18,912
Other		(108)	(2,075)	2,130	254
		268,370	248,045	552,626	489,895
Net change in non-cash balances related to operating activities		13,450	(4,930)	(90,619)	(73,888)
Cash flows provided by continuing operating activities		281,820	243,115	462,007	416,007

Cash flows related to investing activities
Additions to fixed assets		(155,936)	(126,760)	(298,977)	(272,338)
Additions to intangible assets	7	(186,108)	(10,644)	(255,032)	(23,593)
Net proceeds from business disposal		–	45,250	–	45,250
Other		1,179	9,598	1,885	10,494
Cash flows used in continuing investing activities		(340,865)	(82,556)	(552,124)	(240,187)

Cash flows related to financing activities
Decrease in bank indebtedness		(35,811)	–	–	–
Net change under revolving credit facility		(89,922)	–	–	–
Issuance of long-term debt, net of financing fees	8	654,475	394,820	654,475	394,820
Repayment of long-term debt	8	(295,446)	–	(295,446)	–
Settlement of hedging contracts		(851)	14,775	(116,833)	18,545
Net borrowings under bank credit facility		(5,357)	(5,357)	(5,357)	(5,357)
Dividends		(65,000)	(276,750)	(365,000)	(356,750)
Other		–	(968)	(182)	(968)
Cash flows provided by (used in) continuing financing activities		162,088	126,520	(128,343)	50,290

Net change in cash and cash equivalents from continuing operations		103,043	287,079	(218,460)	226,110

Cash flows provided by discontinued operations		–	2,381	–	3,864

Cash and cash equivalents at beginning of period		966	103,745	322,469	163,231
Cash and cash equivalents at end of period		$104,009	$393,205	$104,009	$393,205

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands of Canadian dollars)

(unaudited)

Three months ended June 30			Six months ended June 30
	2014	2013	2014	2013
Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash	$16,712	$393,205	$16,712	$393,205
Cash equivalents	87,297	–	87,297	–
	$104,009	$393,205	$104,009	$393,205

Interest and taxes reflected as operating activities
Cash interest payments	$60,198	$65,886	$84,203	$88,488
Cash income tax payments (net of refunds)	19,326	4,858	81,986	21,516

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

(unaudited)

	Note	June 30, 2014	December 31, 2013
Assets

Current assets
Cash and cash equivalents		$104,009	$322,469
Accounts receivable		256,012	250,170
Income taxes		1,505	1,615
Amounts receivable from affiliated corporations		23,364	26,113
Inventories		88,547	94,260
Prepaid expenses		32,551	26,941
Total current assets		505,988	721,568

Non-current assets
Investments		2,280,000	2,280,000
Fixed assets		2,904,484	2,892,118
Intangible assets	7	835,205	640,030
Goodwill		429,252	429,252
Derivative financial instruments		36,784	29,638
Other assets		33,744	36,790
Total non-current assets		6,519,469	6,307,828
Total assets		$7,025,457	$7,029,396

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	June 30, 2014	December 31, 2013

Liabilities and Equity

Current liabilities
Accounts payable and accrued charges		$299,600	$408,621
Amounts payable to affiliated corporations		48,186	38,338
Provisions		9,957	10,757
Deferred revenue		264,837	247,753
Income taxes		34,023	84,522
Derivative financial instruments		–	116,230
Current portion of long-term debt	8	10,714	10,714
Total current liabilities		667,317	916,935

Non-current liabilities
Long-term debt	8	2,752,009	2,388,391
Subordinated loan from parent corporation		2,280,000	2,280,000
Derivative financial instruments		100,105	77,278
Deferred income taxes		499,577	492,078
Other liabilities		46,333	52,964
Total non-current liabilities		5,678,024	5,290,711
Total liabilities		6,345,341	6,207,646

Equity
Capital stock	9	3,401	3,401
Retained earnings		687,542	826,515
Accumulated other comprehensive loss	11	(11,617)	(9,109)
Equity attributable to shareholder		679,326	820,807
Non-controlling interest		790	943
Total equity		680,116	821,750
Total liabilities and equity		$7,025,457	$7,029,396

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Quebec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada.

The Corporation offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies and televisual products through its video-on-demand services.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2013 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on July 30, 2014.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2014.

2.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2014, the Corporation adopted retrospectively IFRIC 21 – Levies, which clarifies the timing of accounting for a liability for outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment. The adoption of this interpretation did not have a material impact on the consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
		(restated, note 6)		(restated, note 6)
Employee costs	$125,960	$123,609	$249,444	$246,147
Less: employee costs capitalized to fixed assets and intangible assets	(40,985)	(35,549)	(77,330)	(69,896)
	84,975	88,060	172,114	176,251
Purchase of goods and services
Royalties and rights	106,045	104,763	214,946	213,928
Cost of retail products	44,385	37,205	77,413	62,684
Subcontracting costs	28,199	32,165	57,878	63,171
Marketing and distribution expenses	12,824	12,784	26,773	24,394
Other	87,700	79,144	173,047	161,913
	279,153	266,061	550,057	526,090
	$364,128	$354,121	$722,171	$702,341

4.	FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
		(restated, note 6)		(restated, note 6)
Third parties:
Interest on long-term debt	$43,114	$45,303	$85,205	$89,684
Amortization of financing costs and long-term debt discount	1,122	1,464	2,407	2,905
(Gain) loss on foreign currency translation on short-term monetary items	(130)	888	1,152	1,393
Other	(691)	(207)	(1,555)	(440)
	43,415	47,448	87,209	93,542
Affiliated corporations:
Interest expense	60,091	40,477	119,522	76,168
Dividend income	(61,675)	(41,850)	(122,673)	(78,800)
	(1,584)	(1,373)	(3,151)	(2,632)
Interest on net defined benefit liability	261	932	522	2,003
	$42,092	$47,007	$84,580	$92,913

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

5.	LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
(Gain) loss on embedded derivatives	$(156)	$67,442	$(311)	$70,629
Loss (gain) on reversal of embedded derivative upon debt redemption (note 8)	–	67,002	(611)	67,002
Loss on derivative financial instruments for which hedge accounting is not used	3,292	382	3,078	642
Gain on the ineffective portion of fair value hedges	(1,731)	–	(1,731)	–
Gain on the ineffective portion of cash flow hedges	–	(1,524)	–	(1,524)
	$1,405	$133,302	$425	$136,749

6.	CORPORATE REORGANIZATION

On December 29, 2013, the Corporation sold all the operating assets and liabilities of Le Superclub Videotron to a wholly owned subsidiary of its parent corporation. Since as a result of this transaction, no substantive changes have occurred in the parent corporation reporting group and in accordance with the reporting group accounting policy, all figures related to Le Superclub Videotron have been restated as if Le Superclub Videotron had never been a subsidiary of the Corporation.

The total consideration received in 2013, as well as dividends received in 2013 and in prior years were presented directly in retained earnings.

7.	INTANGIBLE ASSETS

As a result of the Industry Canada 700 MHz spectrum auction that ended in the first quarter of 2014, the Corporation acquired seven operating licences, covering the entirety of the provinces of Quebec, Ontario (except Northern Ontario), Alberta and British Columbia, for $233.3 million, for which the Corporation made a cash deposit of $15.9 million in 2013, a $46.7 million payment in the first quarter of 2014 and a final payment of $170.7 million on April 2, 2014. These licences were issued to the Corporation on April 3, 2014 by Industry Canada.

8.	LONG-TERM DEBT

On March 26, 2014, the Corporation issued a notice for the redemption of US$260.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due April 15, 2018 at a redemption price of 103.042% of their principal amount. As a result, a net loss of $21.4 million was recorded in the consolidated statement of income in the first quarter of 2014, including a loss of $1.6 million previously recorded in other comprehensive income. On April 24, 2014, the Senior Notes were redeemed for a total cash consideration of $295.4 million.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

8.	LONG-TERM DEBT (continued)

On April 9, 2014, the Corporation issued US$600.0 million aggregate principal amount of Senior Notes bearing interest at 5.375% and maturing on June 15, 2024, for net proceeds of $654.5 million, net of financing fees of $7.8 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on the Corporation’s ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of the Corporation and are redeemable at the option of the Corporation, in whole or in part, at any time before their maturity at a price based on a make-whole formula and at par starting on March 15, 2024. The Corporation has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency swaps, while converting the interest rate from a fixed rate to a floating rate on US$158.6 million portion of principal amount of the Senior Notes.

Components of long-term debt are as follows:

	June 30, 2014	December 31, 2013
Bank credit facilities	$42,857	$48,214
Senior Notes	2,759,835	2,390,265
Total long-term debt	2,802,692	2,438,479

Change in fair value related to hedged interest rate risk	2,573	–
Adjustment related to embedded derivatives	(8,783)	(7,861)
Financing fees, net of amortization	(33,759)	(31,513)
	(39,969)	(39,374)
Less: current portion	(10,714)	(10,714)
	$2,752,009	$2,388,391

9.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of June 30, 2014 and December 31, 2013	2,516,829	$3,401

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

10.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the stock-based compensation plans in which management of the Corporation participates, for the six-month period ended June 30, 2014:

	Outstanding options
	Number	Weighted average exercise price
Quebecor Inc.
As of December 31, 2013	–	$–
Granted	50,000	25.49
As of June 30, 2014	50,000	$25.49
Vested options as of June 30, 2014	–	$–

Quebecor Media Inc.
As of December 31, 2013	273,061	$54.00
Granted	14,000	63.50
Exercised	(32,850)	42.49
Cancelled	(13,000)	52.63
As of June 30, 2014	241,211	$ 56.20
Vested options as of June 30, 2014	20,100	$46.83

For the three-month period ended June 30, 2014, a net consolidated charge related to the stock-based compensation plans was recorded in the amount of $0.3 million (a net charge of $0.4 million in 2013). For the six-month period ended June 30, 2014, a net consolidated charge related to the stock-based compensation plans was recorded in the amount of $0.7 million (a net charge of $0.5 million in 2013).

During the three-month period ended June 30, 2014, 1,600 of the parent corporation’s stock options were exercised for a cash consideration of $0.02 million (5,200 stock options for $0.1 million in 2013). During the six-month period ended June 30, 2014, 32,850 of the parent corporation’s stock options were exercised for a cash consideration of $0.68 million (73,412 stock options for $1.1 million in 2013).

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

11.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2012	$16,888	$(35,914)	$(19,026)
Other comprehensive loss	(20,827)	–	(20,827)
Balance as of June 30, 2013	(3,939)	(35,914)	(39,853)
Other comprehensive (loss) income	(10,814)	41,558	30,744
Balance as of December 31, 2013	(14,753)	5,644	(9,109)
Other comprehensive loss	(2,508)	–	(2,508)
Balance as of June 30, 2014	$(17,261)	$5,644	$(11,617)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 10-year period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Marie Piuze
By:	Marie Piuze Vice President, Control

Date: August 1, 2014